ALTERNET SYSTEMS INC.
610-815 West Hastings Street
Vancouver BC
V6C 1B4

May 29 2005

Mr. Craig Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington DC
USA 20549

Dear Sir

Re: File No. 000-31909 Alternet Systems Inc. 10KSB-Dec. 31, 2004

I am responding to your letter regarding our Independent Auditors Report, dated December 31, 2004, which was done by Dale Matheson Carr-Hilton Labonte of Vancouver BC, Canada.

Dale Matheson Carr-Hilton Labonte is a PCAOB registered accounting firm and we have worked with one of the partners, Mr. Reg Labonte, C.A., since the Company’s inception in January, 2000.

Alternet Systems Inc. (“The Company”) is a Nevada registered company, with an administrative office in Vancouver, BC.

Although the majority of the Company’s revenues are earned in Canada, the Company also markets products to US-based educational institutions, which belong to the Association of Education Service Agencies, (AESA), of which Alternet is a member.

The majority of the Company’s assets are proprietary software that has been developed by the Company as well as computer hardware, which is located in Vancouver, BC.

Management and accounting records are located at our administrative office in Vancouver, BC, where the majority of our audit work is conducted as well.

Management of Alternet Systems Inc. is willing to make any adjustments in its reporting of its financial statements that the SEC may find applicable. Currently, the ability of the Company to have our auditors located near our management office is of measurable value to the Company, due to the significant time savings received in the audit process and reviewing our 10Q financial statements.

We will be reviewing US-based auditors over the next few months, in an effort to fully comply with SEC regulations.

The Company acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in the filing.
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Truly

Griffin Jones
Secretary/Treasurer
Principal Accounting Officer